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                            January 27, 2021

       Herald Chen
       President & Chief Financial Officer
       Applovin Corporation
       1100 Page Mill Road
       Palo Alto, California 94304

                                                        Re: Applovin
Corporation
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001751008

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1/A filed January 15, 2021

       Management's Discussion and Analysis and Results of Operations Our Business Model
       Results of Operations, page 80

   1. Please expand the discussion of Business Revenue to quantify the changes in revenues for each type of change,
such as advertising revenue growth from additional Apps developed, advertising revenue
growth from existing Apps, if material. Also, please expand the discussion to explain
the reason for a decline in Software revenue due to increased usage of advertising
inventory by your growing Owned Studios and Partner Studios.
 Herald Chen
Applovin Corporation
January 27, 2021
Page 2
2. We note your response to comment 4 however we continue to believe that changes in revenues should be addressed on the basis of changes due to price versus changes in volume. While we understand that you may manage your business based on key metrics, this would impact your GAAP segment disclosures rather than addressing requirements of
         MD&A disclosure. Please revise the MD&A discussion of both Business and Consumer revenues to address changes in revenues, by type of revenue, for example, in-app purchases or fees for removing advertisements for Consumer revenue, due to changes in price and volume of your revenue transactions. These revenue trends are important and are required disclosure regardless of whether the individual revenue transactions are for tangible, intangible or virtual products or services. While we understand that you may not retain user-level data related to Consumer Revenue for historical periods, revenue transaction data utilized in recording revenue under GAAP is the basis for such price and volume changes.
Contractual Obligations, page 86

3. We note that the table does not include amounts related to agreements governing your acquisitions of your Owned Studios and arrangements with Partner Studios to provide for payment contingent upon future performance metrics. Please expand the disclosure to provide sufficient detail of all significant agreements for transactions not accounted for as business combinations so that a reader may clearly understand how these various agreements will impact your future operations.
Financial Statements - Applovin Corporation
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Intangible Assets, page F-14

4. Refer to your response to comment 12. Please supplementally confirm that revenue generated from durable virtual goods continued to be immaterial in 2020 and 2021 or expand your accounting policy to include how estimates of user bases or user engagement impact the lives of virtual items when recognizing Consumer Revenue.
Note 7. Acquisitions,
FirstName             page F-21
           LastNameHerald    Chen
Comapany
5.         NameApplovin
       Please               Corporation
              expand the disclosure on pages F-23, F-44 and F-45 to include a more detailed
Januarydiscussion of the2future earn-out payments for each of the asset acquisitions.
        27, 2021 Page
FirstName LastName
 Herald Chen
FirstName  LastNameHerald Chen
Applovin Corporation
Comapany
January 27,NameApplovin
            2021        Corporation
January
Page 3 27, 2021 Page 3
FirstName LastName
       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology